MDS Announces New Focus on High-Growth Life Sciences Markets

Plan to reduce core businesses from 6 to 3,

reposition MDS Pharma Services and restructure costs

Toronto, Canada (September 1, 2005) - MDS Inc. (TSX: MDS, NYSE: MDZ) today announced a strategic plan to focus resources and management on opportunities within the fast-growing, global life sciences markets, which includes its market-leading franchises in pharmaceutical contract research (served by MDS Pharma Services), molecular imaging and radio-therapeutics (served by MDS Nordion), and analytical instruments (served by MDS Sciex). The blended organic growth rate of the end markets served by MDS will increase from 3-5% to 7-10% annually.

Assets that do not contribute to the Company's areas of focus are being evaluated with a view towards maximizing shareholder value. In addition, through a realignment of its operations and cost structures, the Company is focused on near-term improvement in financial performance.

"The fast growing life sciences markets hold tremendous potential for MDS - an area where we already hold strong customer franchises." said Stephen P. DeFalco, President and CEO, MDS Inc. "MDS will drive down its cost structure and improve execution to serve these markets effectively and drive shareholder value. A review of alternatives for Company assets which are not part of MDS's core focus is underway and focused on maximization of shareholder value."

Details of the new strategy include:

  MDS Diagnostics

  With MDS's new focus on its core, life sciences businesses, the Company believes that its Canadian diagnostics business will perform better and provide shareholders with greater value under an alternative ownership structure. MDS is evaluating all options for this business unit that maximize value to shareholders, including a tax efficient sale or distribution to shareholders. MDS expects that it will be able to discuss specific plans for its diagnostics unit within the next few months.

  MDS Diagnostics is the largest laboratory services company in Canada delivering services to over 10 million patients per year. With annual revenues of approximately $400 million dollars it provides services to physicians and patients through its extensive network of laboratories and patient service centres.

  Other Non-Core Assets

  MDS is evaluating transactional alternatives for its interests in Source Medical and MDS Capital. The Company is actively engaged in discussions with its partners in these businesses. Source Medical, with annual revenues in excess of $400 million, is Canada's largest distributor of medical, surgical and laboratory supplies. MDS Capital, with approximately $1 billion in assets under management, is a leading provider of venture capital to emerging life sciences companies.

  Repositioned MDS Pharma Services

  MDS has begun the implementation of a comprehensive repositioning of its pharma services business designed to sharpen the strategic focus of this business and improve near-term financial performance. Components of this plan include the closure of sites in Geneva, Munich and Taiwan, the planned divestiture of its bio-safety and pharmaceutics businesses, and selected acquisitions including the recently completed purchase of Washington-state based SkeleTech Inc., which will strengthen the Company's market leading pharmacology franchise.

  With revenues of approximately $10 million, SkeleTech will be mildly accretive to earnings in 2006. Planned site closures and divestitures will reduce revenues by approximately $25 million but will be positive to earnings in 2006.

  As previously announced, the Company is adding capacity to its drug safety assessment facility and its phase I clinics as well as realigning its Canadian bio-analytical operations.

  Corporate

  In line with its new strategy, MDS has redefined the role of its corporate centre. The new smaller corporate function will focus exclusively on strategy, capital allocation, operating performance improvements, talent management, and compliance.

  MDS will eliminate its Enterprise Services unit, rescale its Information Technology group and review its information technology outsourcing agreements with the objective of reducing the overall cost and scope of these agreements. Tom Gernon will join the Company as Chief Information Officer on September 12, 2005 to lead these efforts.

  Restructuring

  The Company is also implementing a plan to reduce overhead and better align resources and infrastructure costs thereby realizing significant cost savings and gaining the agility needed to successfully compete in today's global life sciences market.

  As part of this realignment, MDS will reduce its global workforce by approximately 500 employees, resulting in annualized savings of approximately $40-45 million in 2006. Significant reductions will occur in Corporate and Enterprise Services where the workforce will be reduced by approximately a third.

  MDS will maintain its focus in the key areas of research and development and customer-facing activities with minimal disruption. Front line employees will also become more empowered - enabling MDS to better respond to the needs of its customers.

  MDS will report restructuring charges in both the third and fourth quarter of 2005.

  Financial Reporting

Going forward, approximately 95% of MDS's revenues will come from international markets, up from 65% today. In this context, MDS will be reviewing its financial disclosure to reflect the increased international nature of its operations, align with its global life sciences peers, and improve shareholder transparency.

MDS Inc.'s Core Life Sciences Units

Each of MDS' core businesses is well positioned within growing markets, with excellent products and services, and leading market shares.

MDS Pharma Services

MDS Pharma Services is the sixth largest contract research organization in the world providing innovative drug discovery and development services to the worlds leading pharmaceutical and biotech companies. The contract research market is a $US 9.2B market (LEK 2003) growing at rates of 10-15 % annually.

MDS Pharma Services offers a full spectrum of services from early-stage target discovery and validation to late-stage phase IV studies. MDS is well equipped to meet the needs of the global pharmaceutical and biotechnology industries, with more than 40 state-of-the-art facilities strategically located around the world, and the world's largest capacity in early-stage clinical research, with more than 1,000 beds worldwide.

MDS Pharma Services' clients include most major global pharmaceutical, generic and biotech companies to enhance the speed, precision and productivity of drug development programs. Annually, MDS conducts more than 3,000 client studies.

MDS Nordion

MDS Nordion is an integral part of the healthcare system and its medical imaging isotopes provide benefit to over 50,000 patients each day. Cancer patients benefit from some 15 million cancer treatments each year delivered by MDS cancer therapy systems in hospitals and clinics in over 80 countries. MDS Nordion is the world leader in the production and development of innovative medical isotopes, as well as related technologies and services that are used in the diagnosis, prevention and treatment of disease. MDS Nordion's expertise and well-recognized market position translates into significant growth potential; not only in the worldwide isotopes market, which is estimated to be a $US 2.8 Billion (LEK 2003) market growing at 5-7 % annually, but also in the fast-growing market of radiopharmaceuticals.

MDS Nordion supplies over half of the world's reactor-produced isotopes used in nuclear medicine, blood irradiators and cancer therapy systems. MDS Nordion is also a recognized leader in the development of novel radiopharmaceuticals, with a diverse range of superior products and services designed to increase speed, precision and productivity in the drug development and disease diagnosis processes.

MDS Sciex

MDS Sciex is the world's leading developer and manufacturer of mass spectrometers. These instruments are used primarily to assist drug discovery and life sciences research within the global pharmaceutical, biotech and life sciences research fields. The $US 1.9B (LEK 2003) market for mass spectrometers is growing at 8-10 % a year, providing the Company with a high potential for profitable growth.

MDS' customers include leading pharmaceutical and biotech companies as well as contract research organizations and universities - organizations working to better understand drug targets and their suitability long before they are prescribed to patients.

MDS Sciex exports products to more than 60 countries through global joint ventures with two of the world's leading analytical instrumentation and life sciences companies.

  Applied Biosystems/MDS SCIEX: a 50/50 joint venture with Applied Biosystems
  PerkinElmer SCIEX: a 50/50 joint venture with PerkinElmer

In each of these partnerships, MDS Sciex is responsible for the research, development and manufacture of instrumentation, while its joint venture partners manage worldwide sales, marketing and customer service.

About MDS Inc.

MDS Inc. has more than 9,000 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-800-MDS-7222, 24 hours a day.

MDS will be issuing its third quarter financial results on Thursday, September 8th, 2005.

MDS will be holding a conference call today at 11:00 am EST. This call will be webcast live at www.mdsintl.com and will also be available in archived format after the call.

For further MDS Information contact:
Investor and Media Relations:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com